Exhibit # 4.1

                    Rights and Preferences of Preferred Stock

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                           COMPETITIVE COMPANIES, INC.
                    Certificate of Rights and Preferences for

                      Class A, Convertible, Preferred Stock

                                4,000,000 Shares

Competitive Companies, Inc., a Nevada corporation, whose address is 3751 Merced Drive, Suite A, Riverside, California 92503 ("CoCoInc") hereby designates the following rights and preferences for its Class A, Convertible, Preferred Stock ("Preferred Stock").

Conversion Factor: 5 shares of Class A, Common Stock for each share of Preferred Stock.

Future Events:

1.       SEC registration statement filed and effective - 50%
2. Achieving 10,000 customers (for customer count purposes a customer who has multiple major services, i.e., telephone, Internet, TV is counted once for each major service to which they subscribe) - 25%
3.       Achieving 20,000 customers (see 2 above for definition of customer)-25%

Preferred Stock may be assigned by Holder at any time by providing CoCoInc written notice of the assignment. Any assignment of Preferred Stock to another person or entity (other than to an entity in which Holder or Holders of Preferred Stock own and control in the aggregate at least 50% of the entity in the same percentage they hold the Preferred Stock) shall upon assignment be converted to Class A, Common Stock at the Conversion Factor stated above. In the conversion of Preferred Stock to Common Stock all rights under Preferred Stock are forfeited.

Preferred Stock may be converted at any time, in whole or in part (up to the percentage associated with the achievement of the above "Future Event"), for a period commencing on the date of such event was achieved and ending on December 31, 2010. On January 1, 2011, the remaining Preferred Stock shares (if any) will convert to Class A, Common Treasury Stock of CoCoInc at the Conversion Factor stated above and be issued to the Holder of record as of that date. The conversion of Preferred Stock (other than 1/1/2011) shall be effected by a written notice signed by Holder or an authorized representative of Holder. The notice must be delivered to CoCoInc in person or by certified mail and contain the statement that the Preferred Stock Holder exercises the convertible feature of the stock. The notice also must contain the name(s), the number of Class A, Common shares, the address, social security number, and signed Form W-9 for each person/entity receiving the converted Class A, Common Stock.

Upon liquidation of CoCoInc, Preferred Stock has a preference over Common Stock equal to plus $0.01 over the Class A, Common Stock's par value.

CoCoInc represents and warrants that it will keep an amount of Class A, Common Treasury Stock (free from liens, claims, charges and encumbrances) that will satisfy the needs of the total outstanding Preferred Stock conversion. The amount of Treasury stock needed to satisfy the conversion of outstanding Preferred Stock will account for any splits, stock dividends, recapitalization, or similar events that effected the Common Stock and is due the Preferred Stock at conversion. CoCoInc also agrees to indemnify and hold harmless the Preferred Stock Holder in connection with any claim, loss, damage or expense, including attorney and trial fees brought about by any breach of the foregoing.

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